As filed with the Securities and Exchange Commission on November 20, 2009
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-9 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Rogers Cable Communications Inc.	Rogers Communications Inc.	Rogers Wireless Partnership
(Exact name of Registrant as specified in its charter)

Ontario	British Columbia	Ontario
(Province or other jurisdiction of incorporation or organization)

4841	4841	4812
(Primary Standard Industrial Classification Code Number)

Not Applicable
(I.R.S. Employer Identification Number)

333 Bloor Street East, 10th Floor Toronto, Ontario M4W 1G9 (416) 935-7777
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System 111 Eighth Avenue, 13th Floor New York, New York 10011 (212) 894-8400
(Name, address, and telephone number of agent for service in the United States)

Copies to:

Erik R. Tavzel, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475	David Wilson, Esq. Davies Ward Phillips & Vineberg LLP 44th Floor 1 First Canadian Place Toronto, Ontario M5X 1B1
Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this registration statement.
Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☒	at some future date (check appropriate box below):

	1.	☐	pursuant to Rule 467(b) on at (designate a time not sooner than 7 calendar days after filing).

	2.	☐
pursuant to Rule 467(b) on          at          (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on  .

	3.	☐
pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☒	after the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per security(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Debt Securities	U.S.$4,000,000,000	100%	U.S.$4,000,000,000	U.S.$223,200
Guarantees	(3)	(3)	(3)	None

(1)	Estimated solely for purposes of calculating the registration fee.

(2)
Pursuant to Rule 457(p) of the Securities Act of 1933, as amended (the “Securities Act”), the Registrants hereby offset the registration fee required in connection with this registration statement by (1) $7,675 previously paid by the Registrants in connection with the registration of debt securities on Form F-9 (Commission File No. 333-147078) filed with the Commission on November 1, 2007, of which U.S.$250,000,000 principal amount were not sold and (2) $80,750 previously paid by the Registrants in connection with the registration of debt securities on Form F-9 (Commission File No. 333-154916) filed with the Commission on October 31, 2008, of which U.S.$2,250,000,000 principal amount were not sold.  Accordingly, the filing fee paid herewith is $134,775.

(3)
Guarantees by Rogers Cable Communications Inc. and Rogers Wireless Partnership of the debt securities (and guarantees of such guarantees by Rogers Communications Inc.) being registered on Form F-9 hereunder are to be sold without separate consideration.

The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act or on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS

I-1

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 20, 2009

ROGERS COMMUNICATIONS INC.

US$4,000,000,000

Debt Securities

We may offer from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains valid, debt securities in an aggregate amount not to exceed US$4,000,000,000 (or its equivalent in any other currency used to denominate the debt securities at the time of offering).  These debt securities may consist of debentures, notes or other types of debt and may be issuable in one or more series.  The basis for calculating the dollar value of debt securities distributed under this prospectus will be the aggregate principal amount of debt securities that we issue except in the case of any debt securities that are issued at an original issue discount, the dollar value of which will be calculated on the basis of the gross proceeds that we receive.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR PROVINCIAL SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Under the multijurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission, we are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of U.S. companies.

Owning the debt securities may subject you to tax consequences both in the United States and Canada. You should read the tax discussion, if any, in any applicable prospectus supplement.  This prospectus or any applicable prospectus supplement may not describe tax considerations that may be relevant to you.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are organized under the laws of British Columbia, Canada, most of our directors, substantially all of our officers and most of the experts named in this prospectus are Canadian residents, and substantially all of our assets are located outside the United States.

The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the prospectus supplement relating to a particular issue of debt securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.

The debt securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and other factors.  We will provide the specific terms of any debt securities we offer in one or more prospectus supplements which will accompany this prospectus.  You should read this prospectus and any applicable prospectus supplement carefully before you invest.  This prospectus may not be used to offer debt securities unless accompanied by a prospectus supplement.

We may sell debt securities to or through underwriters or dealers purchasing as principals, and may also sell debt securities to one or more purchasers directly or through agents. The prospectus supplement relating to a particular issue of debt securities will identify each underwriter, dealer or agent engaged by us in connection with the offering and sale of that issue, and will set forth the terms of the offering of such issue, including, to the extent applicable, the proceeds to be received by us and any fees or any other compensation payable to underwriters, dealers or agents.  In connection with any offering of debt securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Unless otherwise specified in the applicable prospectus supplement, each issue of debt securities will be a new issue of debt securities with no established trading market. The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, debt securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.  The price at which the debt securities will be offered and sold may vary from purchaser to purchaser and during the distribution period.

Our head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 and our registered office is located at 1075 W. Georgia Street, Suite 2100, Vancouver, British Columbia, V6E 3G2.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement and on other information included in the registration statement of which this prospectus forms a part.  References to this "prospectus" include documents incorporated by reference herein. We have not authorized anyone to provide you with information that is different.  The information in or incorporated by reference into this prospectus is current only as of the date of the applicable prospectus supplement.  We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law.

Except as set forth under "Description of Debt Securities" or unless the context otherwise requires, in this prospectus (excluding the documents incorporated by reference herein) the terms "RCI", "Company", "we", "us" and "our" refer to Rogers Communications Inc. and its subsidiaries, references to Canadian dollars, "Cdn$" and "$" are to the currency of Canada and references to U.S. dollars or "US$" are to the currency of the United States.  Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and are stated in Canadian dollars.

All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of those debt securities to which the prospectus supplement pertains.  We have filed an undertaking with the Ontario Securities Commission that we will not distribute under this prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the Ontario Securities Commission the disclosure to be contained in the prospectus supplement pertaining to the distribution of such securities.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by us with the Ontario Securities Commission under the Securities Act (Ontario) and filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC") under the United States Securities Exchange Act of 1934, as amended, are specifically incorporated by reference into, and form an integral part of, this prospectus:

1.	our annual information form for the year ended December 31, 2008, dated February 27, 2009;

2.
our audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007, together with the report of the auditors’ thereon, and our management’s discussion and analysis in respect of those statements;

3.	our management information circular dated March 20, 2009 in connection with our annual meeting of shareholders held on April 29, 2009;

4.
our unaudited interim consolidated financial statements as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008 and our management’s discussion and analysis in respect of those statements;

5.	our material change report filed April 2, 2009 relating to the appointment of Nadir Mohamed as President and Chief Executive Officer of RCI;

6.
our material change report filed May 21, 2009 relating to the acceptance by the Toronto Stock Exchange of a notice filed by us of our intention to amend our current normal course issuer bid for our Class B Non-Voting shares;

7.	our material change report dated May 27, 2009 relating to the pricing of $1,000,000,000 principal amount of our 5.80% Senior Notes due 2016; and

8.
our material change report dated November 5, 2009 relating to the pricing of $500,000,000 principal amount of our 5.38% Senior Notes due 2019 and the pricing of $500,000,000 principal amount of our 6.68% Senior Notes due 2039.

Any documents of the types referred to above (excluding confidential material change reports), business acquisition reports and updated earnings coverage ratio information filed by us with the Ontario Securities Commission after the date of this short form prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus.  In addition, any such documents which are filed with or furnished to the SEC by us in our periodic reports on Form 6-K or annual report on Form 40-F after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not constitute a part of this prospectus except as so modified or superseded.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management's discussion and analysis being filed with, and where required, accepted by, the Ontario Securities Commission during the currency of this prospectus, the previous annual information form, the previous annual audited comparative financial statements and accompanying management's discussion and analysis and all interim financial statements and accompanying management's discussion and analysis, material change reports, information circulars and business acquisition reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim financial statements and accompanying management's discussion and analysis being filed by us with and, where required, accepted by, the Ontario Securities Commission during the currency of this prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder.

A prospectus supplement containing the specific terms of an offering of the debt securities and updated disclosure of earnings coverage ratios, if applicable, will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of debt securities covered by that prospectus supplement.

Information has been incorporated by reference in this prospectus from documents filed with the Ontario Securities Commission.  Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary, Rogers Communications Inc., at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Tel: 416-935-7777.  These documents may also be obtained over the Internet at the Canadian Securities Administrators' website at www.sedar.com.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-9 relating to the debt securities and of which this prospectus forms a part. This prospectus does not contain all of the information contained in the registration statement, to which reference is made for further information.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, and, in accordance therewith, file or furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC's website at www.sec.gov.  You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549.  Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.  Copies of reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

FORWARD-LOOKING INFORMATION

This prospectus (including the documents incorporated by reference herein) includes "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information" or "forward-looking statements"), and assumptions concerning, among other things, the future performance of our business, operations and financial targets, performance and condition.  This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, targets, expectations, anticipations, estimates or intentions.  This forward-looking information also includes, but is not limited to, guidance and forecasts relating to revenue, operating profit, property, plant and equipment expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts.  The words "could", "expect", "may", "anticipate", "assume", "believe", "intend", "estimate", "plan", "project", "guidance" and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words.  Forward-looking information is based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time, including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.  Except as otherwise indicated, forward-looking information in this prospectus does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding targets or our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information.  A number of factors could cause our actual results to differ materially from those in the forward-looking information or could cause our current objectives and strategies to change, including, but not limited to:

●	economic conditions,

●	technological change,

●	the integration of acquisitions,

●	unanticipated changes in content or equipment costs,

●	changing conditions in the entertainment, information and communications industries,

●	regulatory changes,

●	litigation and tax matters,

●	the level of competitive intensity, and

●	the emergence of new opportunities.

Many of these factors are beyond our control and current expectation or knowledge. Therefore, should one or more of the above risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking information prove incorrect, our actual results and our plans and targets may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and expressly disclaim any such obligation) to update or alter statements containing forward-looking information or assumptions whether as a result of new information, future events or otherwise, except as required by law. Before making any investment decision in respect of the debt securities and for a detailed discussion of the risks, uncertainties and environment associated with our business, operations and financial performance and condition, fully review the disclosure incorporated by reference into and included in this prospectus, including the risks referenced in the “Risk Factors” section in this prospectus.

ROGERS COMMUNICATIONS INC.

We are a diversified public Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers Wireless, Canada’s largest wireless provider. Rogers Cable is one of Canada’s largest providers of cable television services as well as high-speed Internet access, telephony services and video retailing. Rogers Media Inc. (“Rogers Media”) is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment.

Rogers Wireless

We are the largest Canadian wireless communications service provider, serving approximately 8.4 million retail voice and data subscribers as at September 30, 2009. We are a facilities-based carrier operating our wireless networks over a broad, national coverage area, much of which is interconnected by our own fibre-optic and microwave transmission infrastructure. Subscribers to our wireless services have access to these services across the U.S. through roaming agreements with various wireless operators. Our subscribers also have access to wireless voice and data service internationally through roaming agreements with other GSM wireless providers.

Rogers Cable

We are one of Canada’s largest providers of cable television services as well as high-speed Internet access, telephony services and video retailing. We provide this diverse range of services through our highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Our Cable business is comprised of three segments. Through our Cable Operations segment we provide basic and digital cable services as well as high-speed Internet service to residential subscribers. We also offer local telephone and long-distance services to residential customers with both voice-over-cable and circuit-switched technologies. Through our Rogers Business Solutions segment, we offer local and long-distance telephone, enhanced voice and data services, and IP access to Canadian businesses and governments, as well as making most of these offerings available on a wholesale basis to other telecommunications providers. Our Rogers Retail segment operates a retail distribution chain that offers Rogers branded home entertainment and wireless products and services. In our Rogers Retail segment, we also offer digital video disc and video game sales and rentals through Canada’s second largest chain of video rental stores.

Rogers Media

Rogers Media operates our radio and television broadcasting business, our consumer and trade publishing operations, our televised home shopping service and Rogers Sports Entertainment, which owns the Toronto Blue Jays and Rogers Centre. The Broadcasting group at Rogers Media comprises 54 radio stations across Canada, a number of Canadian conventional and specialty television services and Canada’s only nationally televised shopping service. This Broadcasting group also holds a 50% interest in a mobile production and distribution joint venture. Rogers Media’s Publishing group publishes approximately 70 consumer magazines and trade and professional publications and directories in Canada.

CONSOLIDATED CAPITALIZATION

The following table summarizes our consolidated cash and cash equivalents and our consolidated capitalization as at September 30, 2009, on an actual basis and as adjusted to give effect to (i) the issuance on November 4, 2009 of the 5.38% Senior Notes due 2019 (the "2019 Notes") and the 6.68% Senior Notes due 2039 (the "2039 Notes") and (ii) the intended redemption on December 15, 2009 of all of our outstanding 8.00% Senior Subordinated Notes due 2012. This table should be read together with our audited consolidated financial statements and the related notes thereto for the years ended December 31, 2008 and 2007 and our unaudited interim consolidated financial statements and the related notes thereto as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008, each of which is incorporated by reference into this prospectus. For the purposes of this table, all U.S. dollar amounts have been translated into Canadian dollars based on the noon rate of exchange as reported by the Bank of Canada on September 30, 2009 of US$1.00 = $1.0722.

	September 30, 2009
	Actual	As Adjusted
	(In millions of Canadian dollars)
Cash and cash equivalents	$168	$724
Long-term debt (including current portion):
Bank credit facility(1)	$—	$—
Outstanding Senior Public Debt:(2)(3)
9.625% Senior Notes Due 2011	525	525
7.625% Senior Notes Due 2011	460	460
7.25% Senior Notes Due 2011	175	175
7.25% Senior Notes Due 2012	504	504
7.875% Senior Notes Due 2012	375	375
6.25% Senior Notes Due 2013	375	375
6.375% Senior Notes Due 2014	804	804
5.50% Senior Notes Due 2014	375	375
7.50% Senior Notes Due 2015	590	590
6.75% Senior Notes Due 2015	300	300
5.80% Senior Notes Due 2016	1,000	1,000
6.80% Senior Notes Due 2018	1,501	1,501
5.38% Senior Notes Due 2019	—	500
8.75% Senior Debentures Due 2032	215	215
7.50% Senior Notes Due 2038	375	375
6.68% Senior Notes Due 2039	—	500
Capital leases and other	9	9
8.00% Senior Subordinated Notes Due 2012(2)(4)	429	—
Total long-term debt (including current portion)	$8,012	$8,583
Shareholders’ equity(5)	$4,530	$4,500
Total capitalization	$12,542	$13,083
______________

(1)
RCI has an unsecured revolving bank credit facility that provides for total commitments of up to Cdn$2.4 billion, subject to compliance with, among other things, certain financial covenants. RCI’s obligations under this bank credit facility are guaranteed by Rogers Cable Communications Inc. ("RCCI") and Rogers Wireless Partnership ("RWP").  For further details in respect of this credit facility, see Note 14 to our audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007 and Note 6 to our unaudited interim consolidated financial statements as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008.

(2)
On July 1, 2007, RCI amalgamated with, among other subsidiaries, its then wholly-owned subsidiaries, Rogers Cable Inc. (“Cable”) and Rogers Wireless Inc. (“Wireless”), and assumed all of these subsidiaries’ rights and obligations under their outstanding public debt indentures. As part of the amalgamation process, on June 29, 2007, Cable and Wireless released all security provided by bonds issued under the Cable deed of trust and the Wireless deed of trust for all of the then outstanding Cable and Wireless senior public debt. As a result, none of our senior public debt outstanding on that date remains secured by such bonds effective as of June 29, 2007. For further details in respect of our public debt, see Note 14 to our audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007 and Note 6 to our unaudited consolidated financial statements as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008.

(3)	RCI’s obligations under this senior public debt are guaranteed by (or are the co-obligations of, as applicable) RCCI and RWP.

(4)	RCI’s obligations under these subordinated notes are the co-obligations of RWP and are guaranteed by RCCI.

(5)
In connection with the issuance of the 2019 Notes and the 2039 Notes on November 4, 2009, RCI incurred costs of approximately Cdn$6 million in agents’ fees and the expenses relating to the offering. In connection with the redemption of all of the US$400 million principal amount of our 8.00% Senior Subordinated Notes due 2012, RCI will pay a prepayment premium of US$8 million and will record a non-cash charge of approximately Cdn$29 million at September 30, 2009 related to the write-off of the fair value of the associated prepayment option, resulting in an aggregate reduction to the as adjusted shareholders’ equity of Cdn$30 million, net of tax of Cdn$13 million.

USE OF PROCEEDS

Any net proceeds that we expect to receive from the issue of debt securities will be set forth in a prospectus supplement.  Unless otherwise specified in the applicable prospectus supplement, the net proceeds of an offering will be used for any one or more of debt repayment, working capital, acquisitions or other general corporate purposes.  We may, from time to time, incur additional debt other than through the issue of debt securities pursuant to this prospectus.

PLAN OF DISTRIBUTION

We may offer and sell debt securities to or through one or more underwriters or dealers purchasing as principals, and also may sell debt securities to one or more purchasers directly or through agents. The distribution of debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices related to such prevailing market prices or at prices to be negotiated with purchasers.  The price at which debt securities will be offered and sold may vary from purchaser to purchaser and during the distribution period.

The prospectus supplement with respect to any debt securities being offered will set forth the terms of the offering of those debt securities, including:

●	the name or names of any underwriters, dealers or other placement agents,

●	the purchase price of, and form of consideration for, those debt securities and the proceeds to us from such sale,

●	any delayed delivery arrangements,

●	any underwriting discounts or commissions and other items constituting underwriters' compensation,

●	any offering price (or the manner of determination thereof if offered on a non-fixed price basis),

●	any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

●	any securities exchanges on which those debt securities may be listed.

Only the underwriters named in a prospectus supplement are deemed to be underwriters in connection with debt securities offered by that prospectus supplement.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the offered debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement which will also set forth the commission payable for solicitation of these contracts.

The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the prospectus supplement relating to a particular issue of debt securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.  The debt securities may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.  Each underwriter, dealer or agent participating in the distribution of debt securities will agree that it will not, directly or indirectly, offer, sell or deliver any such debt securities purchased by it in connection with that distribution in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Unless otherwise specified in the applicable prospectus supplement, each issue of debt securities will be a new issue of debt securities with no established trading market and the debt securities will not be listed on any securities exchange.  In connection with any offering of debt securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.  Certain underwriters, dealers or agents may make a market in the debt securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in debt securities of any issue will develop or as to the liquidity of any such trading market for debt securities.

DESCRIPTION OF DEBT SECURITIES

We may offer unsecured general obligations or secured obligations, which may be senior (the "senior debt securities") or subordinated (the "subordinated debt securities").  The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the "debt securities".  Unless otherwise provided in a prospectus supplement, the senior debt securities will have the same rank as all our other unsubordinated debt.  The subordinated debt securities may be senior or junior to, or rank pari passu with, our other subordinated obligations and will be entitled to payment only after payment on our senior indebtedness.  Any debt securities we sell under this prospectus must be, at the time of sale, investment grade securities, as defined in General Instruction I.A to Form F-9, as promulgated from time to time by the SEC, and will not be convertible for a period of at least one year from the time of sale.

The senior debt securities and the subordinated debt securities may be issued under the base indenture (the "base indenture") between us and The Bank of New York Mellon, as trustee, dated as of August 6, 2008, as supplemented by one or more supplemental indentures.  The base indenture is attached as an exhibit to the registration statement of which this prospectus forms a part.  When we issue debt securities, the terms and provisions that are particular to those securities will be set forth in a supplemental indenture.  When we refer to the "indenture" in this prospectus in respect of a particular series of debt securities, we are referring to the base indenture, as supplemented by the supplemental indenture applicable to such series.  The following summary is of certain provisions of the base indenture and certain general features of the debt securities and this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the base indenture and the provisions of the United States Trust Indenture Act of 1939 (the "TIA"), as amended.

The following description of the terms of the debt securities sets forth certain general terms and provisions.  The particular terms of debt securities offered by any prospectus supplement and the extent, if any, to which such general terms and provisions may apply to those debt securities will be described in the related prospectus supplement.  Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.  Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.  In this description, the words we, us, our, RCI and Rogers Communications Inc. refer to Rogers Communications Inc. (or its successors, if any, under the indenture) and not any of its subsidiaries.

General

The debt securities may be issued in one or more series as may be authorized from time to time.  Reference is made to the applicable prospectus supplement for the particular terms of the debt securities being offered, including, where applicable:

(a)	the title of that series,

(b)	any limit on the amount that may be issued in respect of that series,

(c)	whether or not we will issue the series of debt securities in global form and, if so, who the depository will be,

(d)	the maturity date,

(e)	whether the debt securities are to be issued at an original issue discount and/or whether the debt securities are to be interest bearing,

(f)
if the debt securities are to be interest bearing, the annual interest rate or interest basis upon which the annual interest rate may be determined, any credit spread or margin over such interest rate, which may be fixed or variable, or any other method for determining the interest rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates,

(g)	whether or not the debt securities will be secured or unsecured, and the terms of any security provided,

(h)	any guarantees, including the terms of any such guarantees,

(i)	the ranking of the debt securities of any series relative to our other debt and the terms of the subordination of any series of subordinated debt securities,

(j)	the place where payments will be payable,

(k)	our right, if any, to defer payment of interest and the maximum length of any such deferral period,

(l)	the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional redemption provisions,

(m)
the date, if any, on which, and the price at which, we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem or, at the holders' option, to purchase, the series of debt securities,

(n)	whether the applicable supplemental indenture will provide for any covenants or events of default in addition to, or that are different from, those provided in the base indenture,

(o)	the price at which the debt securities will be issued or whether the debt securities will be issued on a non-fixed price basis,

(p)	the currency or currencies in which the debt securities are being sold and in which the principal of, and interest, premium or other amounts, if any, on, such debt securities will be payable,

(q)	the denominations in which we will issue the series of debt securities, and

(r)	any other specific material terms, preferences, rights or limitations of, or restrictions on, the series of debt securities.

Unless otherwise provided in the applicable prospectus supplement, any guarantee in respect of debt securities would fully and unconditionally guarantee the payment of the principal of, and interest and premium, if any, on, such debt securities when such amounts become due and payable, whether at maturity thereof or by acceleration, notice of redemption or otherwise.  In addition, if there is more than one guarantor for any debt securities, the guarantees would be joint and several as between the guarantors.  We expect any guarantee provided in respect of senior debt securities would constitute a senior, unsecured obligation of the applicable guarantor.  Other debt securities that we may issue also may be guaranteed and the terms of such guarantees (including any subordination) would be described in the applicable prospectus supplement and set forth the applicable supplemental indenture.  If any debt securities are to be guaranteed, we expect that RCCI, an Ontario corporation, and RWP, an Ontario partnership would be the guarantors.  RCCI and RWP are our wholly-owned subsidiaries.

One or more series of debt securities may be sold at a discount below or premium above their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below or above market rates.  One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices, securities, instruments, loans or other factors.  Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices, securities, instruments, loans or other factors.  Information as to the methods for determining the amount of principal or interest, if any, payable on any date, and the currencies, commodities, equity indices, securities, instruments, loans or other factors to which the amount payable on such date is linked, will be set forth in the applicable prospectus supplement.

The term debt securities includes debt securities denominated in Canadian dollars, U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of Cdn$1,000 or US$1,000 and any integral multiple thereof.  Subject to the limitations provided in the indenture and except as otherwise provided in the applicable prospectus supplement, debt securities which are issued in registered form may be transferred or exchanged at the office of the trustee maintained in the Borough of Manhattan, The City of New York or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Optional Redemption

The debt securities will be redeemable, in whole or in part, at the option of RCI at any time at a redemption price specified in the applicable prospectus supplement.

Notice of any redemption will be given at least 30 days but not more than 60 days before the redemption date to each holder of the debt securities to be redeemed.

Unless RCI defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the debt securities or portions of the debt securities called for redemption.

In the case of a partial redemption of debt securities, selection of debt securities from such series for redemption will be made on a pro rata basis.  If any debt security is redeemed in part, the notice of redemption relating to such debt security shall state the portion of the principal amount thereof to be redeemed; provided that no debt security in an aggregate principal amount of Cdn$1,000 or US$1,000, as the case may be, or less shall be redeemed in part.  A replacement debt security in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original debt security.

Redemption Upon Changes in Withholding Taxes

Each series of debt securities will also be subject to redemption as a whole, but not in part, at the option of RCI at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event RCI has become or would become obligated to pay, on the next date on which any amount would be payable with respect to such series of debt securities, any Additional Amounts with respect to such series of debt securities as a result of a change in the laws (including any regulations promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws, regulations or treaties, which change is announced or becomes effective on or after the date of issuance of such series.  See the subsection entitled “— Additional Amounts”.

Convertible Debt Securities

The prospectus supplement will describe, if applicable, the terms on which the debt securities will be convertible into equity of RCI.  The prospectus supplement will describe how the number of shares of RCI to be received would be calculated and the anti-dilution protections, if any.  No debt securities will be convertible for a period of at least one year from the time of sale.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the base indenture.  Reference is made to the base indenture for the full definition of all such terms.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Capital Lease Obligation” means, with respect to any Person, an obligation incurred or assumed in the ordinary course of business under or in connection with any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or equivalents (however designated) of such Person’s capital stock whether now outstanding or issued after the date of the indenture, including, without limitation, all common stock and preferred stock.

“Commission” means the United States Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the base indenture such Commission is not existing and performing the duties now assigned to it under the TIA, then the body performing such duties at such time.

“Debt” means, with respect to any Person, without duplication and (except as provided in clause (ii) below) without regard to any interest component thereof (whether actual or imputed) that is not yet due and payable:

(i)  money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

(ii)  the face amount of any drafts of a corporation in Canadian dollars and accepted by a Canadian lender for discount in Canada;

(iii)  all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or other similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with GAAP;

(iv)  all liabilities upon which interest charges are customarily paid by such Person;

(v)  shares of Disqualified Stock not held by RCI or a wholly-owned Restricted Subsidiary;

(vi)  Capital Lease Obligations and Purchase Money Obligations, determined in each case in accordance with GAAP; and

(vii)  any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in clauses (i) through (vi) above;

provided that “Debt” shall not include (A) trade payables and accrued liabilities which are current liabilities incurred in the ordinary course of business and, (B) except as otherwise expressly provided in the indenture, Inter-Company Subordinated Debt.

“Default” means, with respect to a series of debt securities, any event that is, or after notice or passage of time or both would be, an Event of Default with respect to such series.

“Disqualified Stock” means, for any series of debt securities, any Capital Stock of RCI or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the applicable series of debt securities for cash or securities constituting Debt.  For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and as in force at the date as of which the indenture is executed.

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles, in effect in Canada, as established by the Canadian Institute of Chartered Accountants and as applied from time to time by RCI in the preparation of its consolidated financial statements.

“Government Obligations” means direct obligations of, or obligations of a Person the timely payment of which is unconditionally guaranteed by, the government that issued any of the currencies in which the applicable series of debt securities are payable, and that are not subject to prepayment, redemption or call at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the U.S. Securities Act), as custodian with respect to any such obligation or obligations or a specific payment of principal of or interest on any account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal of or interest on the Government Obligation evidenced by such depository receipt.

“Inter-Company Subordinated Debt” means, for any series of debt securities, all indebtedness of RCI or any of the Restricted Subsidiaries (except from one to the other) for money borrowed from Rogers Entities and under which payments by RCI or such Restricted Subsidiary, as the case may be, with respect thereto are subordinated to such debt securities in the manner and to the extent set forth in Exhibit A to the base indenture and in respect of which the agreement or instrument evidencing such indebtedness contains or incorporates by reference provisions substantially in the form of Exhibit A to the base indenture for the benefit of the trustee and the holders of such debt securities.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof, or any other entity.

“Purchase Money Obligations” means, with respect to any Person, obligations, other than Capital Lease Obligations, incurred or assumed in the ordinary course of business in connection with the purchase of property to be used in the business of such Person.

“Restricted Subsidiary” means any Subsidiary of RCI other than an Unrestricted Subsidiary.

“Rogers Entities” means RCI and its Affiliates.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of RCI as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of RCI and computed in accordance with GAAP.

“Stated Maturity” means, with respect to any series of debt securities or any installment of interest thereon, the date specified in such series as the fixed date on which the principal of such series of debt securities or such installment of interest is due and payable.

“Subsidiary” means any firm, partnership, corporation or other legal entity in which RCI, RCI and one or more Subsidiaries, or one or more Subsidiaries owns, directly or indirectly, a majority of the Voting Shares or has, directly or indirectly, the right to elect a majority of the board of directors, if it is a corporation, or the right to make or control its management decisions, if it is some other Person.

“Unrestricted Subsidiary” means (i) any Subsidiary of RCI that at the time of determination shall be designated an Unrestricted Subsidiary in accordance with the provisions of the applicable supplemental indenture and (ii) any Subsidiary of an Unrestricted Subsidiary.

“Voting Shares” means any Capital Stock having voting power under ordinary circumstances to vote in the election of a majority of the directors of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Certain Covenants

The following describes certain covenants contained in the base indenture.  The base  indenture also contains certain covenants not described herein.  To the extent any additional or different covenants will apply to a particular series of debt securities, such covenants will be set forth in the supplemental indenture relating to such series of debt securities and described in the applicable prospectus supplement.

Provision of Financial Information

RCI shall supply without cost to each holder of the debt securities, and file with the trustee within 30 days after RCI is required to file the same with the Commission, copies of the annual reports and quarterly reports and of the information, documents and other reports which RCI may be required to file with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

If RCI is not required to file with the Commission such reports and other information, unless otherwise indicated in the applicable prospectus supplement, RCI will furnish without cost to each holder of the debt securities and file with the trustee (i) within 120 days after the end of each fiscal year, its audited year-end financial statements prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies (whether or not RCI is a public reporting company at the time), (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, its interim unaudited financial statements for such fiscal quarter prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies (whether or not RCI is a public reporting company at the time). RCI shall also make such reports available to prospective purchasers of the debt securities, securities analysts and broker-dealers upon their request.

Mergers, Amalgamations and Sales of Assets by RCI

RCI may not consolidate or amalgamate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless: (a) either (1) RCI shall be the continuing corporation or (2) the Person (if other than RCI) formed by such consolidation or amalgamation or into which RCI is merged or the Person which acquires by conveyance, transfer, lease or other disposition the properties and assets of RCI substantially as an entirety (i) shall be a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any Province thereof or (B) the laws of the United States or any State thereof or the District of Columbia, and (ii) shall assume by operation of law or expressly assume, by a supplemental indenture with respect to all debt securities of each series outstanding under the indenture, all of the obligations of RCI under such debt securities; and (b) immediately after giving effect to such transaction (and, to the extent applicable to any additional covenants of a particular series of debt securities, treating any Debt which becomes an obligation of RCI or a Subsidiary in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing.

In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which RCI is not the continuing corporation, the successor or continuing Person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, RCI under the indenture, and thereafter RCI will, except in the case of a lease, be discharged from all obligations and covenants under the indenture and the outstanding debt securities of each series.

Events of Default

Unless otherwise indicated in the applicable prospectus supplement of a particular series of debt securities, an Event of Default will occur with respect to a series of debt securities if:

(a)	there shall be a failure to pay when due the principal of (or any applicable redemption price of) any of the debt securities of such series; or

(b)	there shall be a failure to pay any interest or any Additional Amounts on any of the debt securities of such series for 30 days after the date when due; or

(c)
RCI or any Restricted Subsidiary shall fail to perform or observe any other covenant contained in the base indenture or the supplemental indenture applicable to such series of debt securities for a period of 60 days after written notice of such failure shall have been given to RCI by the trustee or to RCI and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding debt securities of such series; or

(d)
(i) there shall have occurred one or more defaults of RCI or any Restricted Subsidiary in the payment of the principal of or premium on any indebtedness for money borrowed having an aggregate principal amount in excess of the greater of $100.0 million and 3.5% of Shareholders’ Equity, when the same becomes due and payable at the Stated Maturity thereof, and such default or defaults shall continue after any applicable grace period and have not been cured or waived or (ii) there shall occur and be continuing any acceleration of the maturity of the principal amount of any indebtedness for money borrowed of RCI or any Restricted Subsidiary having an aggregate principal amount in excess of the greater of $100.0 million and 3.5% of Shareholders’ Equity and, in any case referred to in the foregoing clause (i), such Debt has not been paid or, in any case referred to in the foregoing clause (ii), such acceleration has not been rescinded or annulled, in each case within 10 days of such non-payment or acceleration; or

(e)
any judgments or orders aggregating an amount in excess of the greater of $100.0 million and 3.5% of Shareholders’ Equity rendered against RCI or any Restricted Subsidiary remain unsatisfied and unstayed for 60 consecutive days; or

(f)	certain events of bankruptcy, insolvency or reorganization affecting RCI or any Restricted Subsidiary shall occur.

Except as otherwise provided in the applicable prospectus supplement, if an Event of Default (other than an Event of Default specified in clause (f) above) occurs and is continuing in respect of any series of debt securities, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such affected series may declare the principal of all outstanding debt securities of such series due and payable.  If an Event of Default specified in clause (f) above occurs and is continuing in respect of a series of debt securities, then the principal of all outstanding debt securities of such series will become due and payable without any declaration or other act on the part of the trustee or any holder of such series.

At any time after a declaration of acceleration with respect to a series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of such affected series acting in writing may, on behalf of the holders of all the debt securities of such individual series, rescind and annul such declaration of acceleration and its consequences if (a) RCI has paid or deposited, or caused to be paid or deposited, with the trustee a sum sufficient to pay (i) all sums paid or advanced by the trustee with respect to such series of debt securities and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, (ii) the principal of, and interest, premium or other amounts, if any, on, any debt securities of such series that have become due and payable otherwise than by such declaration of acceleration, and (iii) to the extent provided in the applicable prospectus supplement and to the extent that payment of such interest is lawful, interest upon overdue interest at the rate provided for such purpose in the prospectus supplement for such series; and (b) all Events of Default, other than the nonpayment of principal of, or interest, premium or other amounts, if any, on, the debt securities of such series which have become due solely by such declaration of acceleration, have been cured or waived.

The base indenture contains a provision entitling the trustee to be funded and indemnified by the holders of debt securities of the applicable series before proceeding to exercise any right or power under the indenture at the request or direction of such holders.  Subject to such provisions for funding and indemnification of the Trustee and certain other limitations and conditions contained in the  base indenture, the base indenture provides that the holders of a majority in aggregate principal amount of outstanding debt securities of the applicable series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee under the indenture.  The base indenture provides that no holder of debt securities of any series may pursue a remedy with respect to the indenture except under certain circumstances where the trustee has failed to act.

During the existence of an Event of Default, the trustee is required to exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

RCI will be required to furnish to the trustee annually a statement as to any default by RCI in the performance and observance of its obligations under the indenture.

Defeasance and Covenant Defeasance of Indenture

Unless otherwise indicated in the relevant prospectus supplement of a particular series of debt securities, RCI may, at its option, and at any time, elect to have the obligations of RCI (and any applicable guarantors) discharged with respect to all outstanding debt securities or all outstanding debt securities of any series (“defeasance”).  Such defeasance means that RCI (and any such guarantors) shall be deemed to have paid and discharged the entire indebtedness represented by the applicable outstanding debt securities and to have satisfied its other obligations under the indenture with respect to those debt securities, except for (i) the rights of holders of such outstanding debt securities to receive, solely from the trust fund described in the paragraph below, payments in respect of the principal of (and premium, if any) and interest on such debt securities when such payments are due, (ii) RCI’s obligations under the indenture with respect to such debt securities relating to the issuance of temporary debt securities, the registration, transfer and exchange of debt securities, the replacement of mutilated, destroyed, lost or stolen debt securities, the payment of Additional Amounts, the maintenance of any office or agency for payments in respect of such debt securities, the holding of money for security payments in trust and statements as to compliance with such indenture, (iii) RCI’s obligations under the indenture in connection with the rights, powers, trusts, duties and immunities of the trustee, (iv) the defeasance provisions of the indenture and (v) RCI’s right of redemption in the event of Additional Amounts becoming payable under certain circumstances.  In addition, RCI may, at its option and at any time, elect to be released from its obligations (and to release any applicable guarantors from their obligations) with respect to certain covenants in respect of any series of debt securities under the indenture (including those described under the subsections entitled “—Provision of Financial Information” and “—Mergers, Amalgamations and Sales of Assets by RCI”) and any and all additional and different covenants identified in the applicable prospectus supplement of such series of debt securities (unless otherwise indicated in such prospectus supplement) (“covenant defeasance”) and any omission to comply with such obligations thereafter shall not constitute a Default or an Event of Default with respect to such series of debt securities.  In the event covenant defeasance occurs in respect of a series, the events (excluding failure to pay and bankruptcy and insolvency events) described under the subsection entitled “—Events of Default”, as well as any additional and different Events of Default specified in the prospectus supplement of such series, will no longer constitute Events of Default with respect to the debt securities of such series.

In order to exercise either defeasance or covenant defeasance, (i) RCI must irrevocably deposit with the trustee, in trust, cash in the currency or currencies in which such debt securities are payable, certain Government Obligations, or a combination thereof in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding debt securities of such series on the Stated Maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest; (ii) in the case of defeasance, RCI shall have delivered to the trustee an opinion of counsel in the United States stating that (x) RCI has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the applicable supplemental indenture with respect to a series of debt securities, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, RCI shall have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of such series will not recognize income, gains or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) in the case of defeasance or covenant defeasance, RCI shall have delivered to the trustee an opinion of counsel in Canada to the effect that holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax (including withholding tax) purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred (which condition may not be waived by any holder or the trustee); and (v) RCI must comply with certain other conditions.

Additional Amounts

All payments made by RCI under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless RCI is required to withhold or deduct Taxes by law or by the interpretation or administration thereof.  If RCI is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the debt securities, RCI will pay as interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of such debt securities in respect of a beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received in respect of the beneficial owner if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder of debt securities in respect of a beneficial owner (each an “Excluded Person”) (i) with which RCI does not deal at arm’s length (within the meaning of the Income Tax Act  (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the acquisition or mere holding of debt securities or the receipt of payments thereunder, (iii) which is subject to such Taxes by reason of its failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a pre-condition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes, (iv) if the debt securities are presented for payment more than 15 days after the date on which such payment or such debt securities became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to such Additional Amounts had the debt securities been presented on the last day of such 15-day period) or (v) to the extent that such withholding is imposed on a payment to a holder or beneficial owner who is an individual pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive.  RCI will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  Upon the written request of a holder of debt securities, RCI will furnish, as soon as reasonably practicable, to such holder of debt securities certified copies of tax receipts evidencing such payment by RCI.  RCI will indemnify and hold harmless each holder of debt securities in respect of a beneficial owner (other than an Excluded Person) and, upon written request of any holder of debt securities (other than an Excluded Person), reimburse such holder for the amount of (i) any such Taxes so levied or imposed and paid by such holder as a result of any failure of RCI to withhold, deduct or remit to the relevant tax authority, on a timely basis, the full amounts required under applicable law; and (ii) any such Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (i), so that the net amount received by such holder in respect of a beneficial owner after such reimbursement would not be less than the net amount such holder would have received in respect of the beneficial owner if such taxes on such reimbursement had not been imposed.

At least 30 days prior to each date on which any payment under or with respect to the debt securities is due and payable, if RCI will be obligated to pay Additional Amounts with respect to such payment, RCI will deliver to the trustee an officer’s certificate stating the fact that such Additional Amounts will be payable, stating the amounts so payable and setting forth such other information necessary to enable the trustee, on behalf of the Company, to pay such Additional Amounts to holders of debt securities on the payment date.  Whenever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any debt securities, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In the event that RCI has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the debt securities of either series, any Additional Amounts as a result of certain changes affecting Canadian withholding tax laws, RCI may redeem all, but not less than all, the debt securities of such series at any time at 100% of the principal amount, together with accrued interest thereon to the redemption date.  See the subsection entitled “— Redemption Upon Changes in Withholding Taxes”.

Modification and Waiver

Modifications and amendments to the indenture, including to any supplemental indenture relating to a series of debt securities, or the particular terms and conditions of any series of debt securities may be made by RCI (and any applicable guarantors) and the trustee, and will be made by the trustee on the request of RCI, with the consent of the holders of not less than a majority in aggregate principal amount of outstanding debt securities of each such series issued under the indenture to which such modification or amendment will apply; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such series affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any such debt security, or reduce the principal amount thereof or the rate of interest thereon, or reduce the redemption price thereof, or change the coin or currency in which any such debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the applicable redemption date); (ii) reduce the percentage in principal amount of outstanding debt securities of such series, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the base indenture or the supplemental indenture applicable to such series or to waive certain Defaults; or (iii) modify any of the provisions relating to the modification or amendment of the base indenture or the particular terms and conditions of such series which provisions require the consent of holders of outstanding debt securities of such series or relating to the waiver of past Defaults, except to increase the percentage of outstanding debt securities of such series the consent of whose holders is required for such actions or to provide that certain other provisions of the base indenture or the supplemental indenture applicable to such series cannot be modified or waived without the consent of the holder of each debt security of such series affected thereby.

In addition, modifications and amendments to the indenture or the particular terms and conditions of any series of debt securities may be made by RCI (and any applicable guarantors) and the trustee without the consent of any holders of debt securities in order to, among other things, (i) provide certain additional rights or benefits to the holders of any series of debt securities, (ii) cure any ambiguity or correct or supplement any defective or inconsistent provision or make any other change to the indenture or a series of debt securities, provided, in each case, that such modification or amendment does not adversely affect the interests of the holders of debt securities of any such series in any material respect, and (iii) give effect to any direction or other act of the holders of a series of debt securities permitted to be given, made or taken under the indenture.

Any modification or amendment to the indenture or the particular terms and conditions of a series of debt securities that is permitted or authorized for a particular series will be binding on all holders of debt securities of that series notwithstanding whether a particular holder has approved it and, except as otherwise provided in any required approval for such modification or amendment, regardless of whether the holders of any other affected series of debt securities has approved it.

The holders of a majority in aggregate principal amount of the outstanding debt securities of any affected series may, on behalf of all holders of the debt securities of such series, waive RCI’s compliance with certain covenants and other provisions of the base indenture that apply to such series and the supplemental indenture applicable to such series, including any existing Default or Event of Default and its consequences under the base indenture and such supplemental indenture other than a Default or Event of Default (i) in the payment of interest (or premium, if any) on, or the principal of, the debt securities of that series or (ii) in respect of a covenant or other provision that cannot be modified or amended without the consent of the holders of each outstanding debt security of that series.

Global Securities

We expect the following provisions to apply to all debt securities.

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement.  Global securities will be issued in registered form and in either temporary or definitive form.  Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the prospectus supplement.  We expect that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with such depositary.  Such accounts shall be designated by the dealers, underwriters or agents with respect to the debt securities or by us if such debt securities are offered and sold directly by us.  Ownership of beneficial interests in a global security will be limited to persons that have accounts with the applicable depositary (“participants”) or persons that may hold interests through participants.  Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants.  The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form.  Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of a global security, except as required by law, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture governing those debt securities.  Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture governing such debt securities.

Payments of principal, premium, if any, and interest, if any, on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the debt securities.  None of RCI, the trustee for the debt securities or any paying agent or registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial ownership interests in the global security for the debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a global security representing the debt securities, immediately will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for the debt securities as shown on the records of the depositary or its nominee.  We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in street name.  Such payments will be the responsibility of such participants.

If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities.  In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities of a series represented by one or more global securities, and, in such event, will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities.  A global security for a series of debt securities will also be exchangeable for definitive debt securities in the event that an Event of Default in respect of such series shall occur and be continuing.  If definitive debt securities are issued, an owner of a beneficial interest in a global security will be entitled to physical delivery of definitive debt securities of the series represented by that global security equal in principal amount to that beneficial interest and to have the debt securities registered in its name.

Concerning the Trustee

The Bank of New York Mellon is the trustee under the indenture.

Governing Law

The indenture, any supplemental indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since substantially all of the assets of RCI are located outside the United States, any judgment obtained in the United States against RCI, including judgments with respect to the payment of principal or redemption price on the debt securities, may not be collectible within the United States.  RCI has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP, that, under the laws of the Province of Ontario and the federal laws of Canada applicable in that province (collectively, “Applicable Laws”), a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York (“New York Court”) for a sum certain, obtained against RCI with respect to a claim arising out of the indenture and the debt securities (a “New York Judgment”), without reconsideration of the merits (a) provided that (i) an action to enforce the New York Judgment is commenced in the Ontario Court within any applicable limitation period; (ii) the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment; (iii) the Ontario Court will render judgment only in Canadian dollars; and (iv) an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally; and (b) subject to the following defenses: (i) that the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) that the New York Judgment is for a claim which under Applicable Laws would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) that the New York Judgment is contrary to public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; or (iv) that the New York Judgment has been satisfied or is void or voidable under the laws of the State of New York.

Consent to Jurisdiction and Service

RCI has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in any suit, action or proceeding with respect to the indenture, including any supplemental indentures or the debt securities issued thereunder, and for actions brought under federal or state laws brought in any federal or state court located in the Borough of Manhattan in The City of New York and submits to such jurisdiction.

TRADING PRICE AND VOLUME OF COMMON SHARES

Our common shares are listed for trading on the TSX under the trading symbol “RCI.A” and “RCI.B” and the New York Stock Exchange (the “NYSE”) under the trading symbol “RCI”.  The following table presents the high and low closing prices and the total trading volumes of our common shares on the TSX, on a monthly basis, for each of the months (or, if applicable, partial months) of the twelve-month period prior to the date hereof.  The data set forth therein with respect to the trading of our common shares is not, and should not be regarded as, a representation with respect to the manner in which the debt securities may be traded on the secondary market in the future or that the debt securities, when offered and issued, will be listed and posted for trading on the TSX or the NYSE.

TSX (RCI.A)				TSX (RCI.B)
Month	High (Cdn$)	Low (Cdn$)	Trading Volume	Month	High (Cdn$)	Low (Cdn$)	Trading Volume
November 2008	40.00	34.00	364,782	November 2008	37.25	31.61	41,565,170
December 2008	40.25	34.41	25,637	December 2008	36.99	31.32	31,218,289
January 2009	40.50	34.00	112,440	January 2009	37.50	31.34	33,824,408
February 2009	38.00	30.20	44,089	February 2009	36.25	28.47	34,312,031
March 2009	33.30	27.72	39,960	March 2009	31.00	25.40	51,378,979
April 2009	31.90	28.40	80,848	April 2009	30.19	26.37	43,478,091
May 2009	34.77	31.03	40,575	May 2009	33.18	29.30	45,341,259
June 2009	34.95	30.10	47,175	June 2009	33.15	28.87	51,953,769
July 2009	33.51	30.15	29,570	July 2009	31.88	28.29	35,341,579
August 2009	32.80	30.94	37,216	August 2009	30.99	28.59	34,875,378
September 2009	33.10	30.73	44,355	September 2009	31.33	29.46	44,568,991
October 2009	34.00	29.09	103,286	October 2009	33.34	27.40	61,022,260
November 1 - 19, 2009	34.92	32.41	45,053	November 1 - 19, 2009	34.27	31.37	31,482,838

EARNINGS COVERAGE

The following pro forma earnings coverage ratios and associated financial information have been calculated on a consolidated basis for the 12-month periods ended December 31, 2008 and September 30, 2009 based on our financial statements for the respective periods and have been prepared in accordance with Canadian GAAP. The pro forma information gives effect to (i) the offering of our 5.80% Senior Notes due 2016 which was completed on May 26, 2009, (ii) the offering of our 5.38% Senior Notes due 2019 which was completed on November 4, 2009, (iii)  the offering of our 6.68% Senior Notes due 2039 which was completed on November 4, 2009 and (iv) the intended redemption on December 15, 2009 of all of our outstanding 8.00% Senior Subordinated Notes due 2012, as if such offerings and redemption had occurred on January 1, 2008 and October 1, 2008 in respect of the 12-months ended December 31, 2008 and September 30, 2009, respectively. The pro forma information does not give effect to adjustments for normal course advances and repayments of long-term debt under our bank credit facility subsequent to December 31, 2008 or September 30, 2009, as applicable, as these would not materially affect the ratios.

	12 Months Ended	12 Months Ended
	December 31, 2008	September 30, 2009
Earnings before interest expense and income taxes	$2,001 million	$2,162 million
Pro forma interest requirements(1)	$ 670 million	$ 701 million
Pro forma earnings coverage ratio(2)	2.99x	3.09x
______________

(1)	Pro forma interest requirements refers to our aggregate interest expense in respect of our long-term debt obligations for the applicable period as adjusted to reflect the items noted above the table.

(2)
Pro forma earnings coverage ratio refers to the ratio of (i) our earnings before interest expense and income taxes for the applicable period and (ii) our pro forma interest requirements for the applicable period.

The pro forma earnings coverage ratios and associated financial information presented above do not give effect to the issuance of debt securities under this prospectus that may be issued pursuant to any prospectus supplement since the aggregate principal amounts and the terms of such debt securities are not presently known.  The earnings coverage ratios set out above do not purport to be indicative of earnings coverage ratios for any future periods.

RISK FACTORS

An investment in the debt securities involves risk.  Before deciding whether to invest in the debt securities, you should consider carefully the risks described in the documents incorporated by reference into this prospectus (including subsequent documents incorporated by reference into this prospectus) and, if applicable, those described in a prospectus supplement relating to a specific offering of debt securities.  Discussions of certain risk and uncertainties affecting our business are provided in our annual information form, our management’s discussion and analysis for the year ended December 31, 2008 and our management’s discussion and analysis for the nine months ended September 30, 2009 (or, as applicable, our annual information form and our management’s discussion and analysis for subsequent periods), each of which is incorporated by reference into this prospectus.  These are not the only risks and uncertainties that we face.  Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us.  If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation organized under the laws of the Province of British Columbia, Canada and substantially all of our assets are located in Canada.  In addition, most of our directors, substantially all of our officers and most of the experts named herein are resident outside the United States.  We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for U.S. investors to effect service of process within the United States upon such directors, officers or experts to enforce against them judgments of U.S. courts based upon, among other things, the civil liability provisions of the U.S. federal securities laws.  In addition, we have been advised by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, that there is some doubt as to the enforceability in original actions in Canadian courts of liabilities based upon the U.S. federal securities laws, and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.

We filed with the Commission, concurrently with our registration statement on Form F-9, an appointment of agent for service of process on Form F-X.  Under the Form F-X, we appointed CT Corporation, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a United States court arising out of or related to or concerning the offering of the debt securities under our registration statement.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the debt securities offered thereunder.  The applicable prospectus supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those debt securities by an investor who is a United States person.

LEGAL MATTERS

Certain legal matters relating to debt securities offered by this short form base shelf prospectus will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel.  Unless otherwise specified in the applicable prospectus supplement, certain legal matters in connection with debt securities so offered will be passed upon for the underwriters, dealers or agents, as applicable, in respect of that offering by Osler, Hoskin & Harcourt LLP, in respect of matters of Canadian law, and Shearman & Sterling LLP, in respect of matters of United States law.  As of the date of this prospectus, the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.

EXPERTS

Our consolidated financial statements as at and for the years ended December 31, 2008 and 2007 incorporated by reference into this prospectus have been audited by KPMG LLP, as indicated in their report incorporated by reference into this prospectus, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part:

●	the documents referred to under “Documents Incorporated by Reference”;

●	consent of KPMG LLP;

●	consent of Davies Ward Phillips & Vineberg LLP;

●	powers of attorney from directors and officers of each of RCI, RCCI and RWP;

●	the base indenture relating to the debt securities; and

●	the statement of eligibility of the trustee on Form T-1.

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

Rogers Communications Inc.

Under Section 160 of the Business Corporations Act (British Columbia) (the “BCBCA”),

(a)   a director or officer of Rogers Communications Inc. (“RCI”),

(b)   a former director or officer of RCI,

(c)   a director, former director, officer or former officer of another corporation at a time when the corporation is or was an affiliate of RCI or at the request of RCI,

(d)   an individual who is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, at the request of RCI (any corporation or entity referred to in (c) or (d), an “associated corporation”; and any individual described in (a) through (d), an “eligible individual”) or

(e)   any heirs and personal or other legal representatives of an eligible individual (any person described in (e) and any eligible individual, an “eligible party”)

may be indemnified by RCI against all judgments, penalties or fines awarded or imposed or to which the eligible party may be liable in, or amounts paid in settlement of, any civil, criminal, quasi-criminal, administrative or regulatory action or proceeding or investigative action, whether current, threatened, pending or completed, in which the eligible party, by reason of an eligible individual being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, RCI or an associated corporation is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or costs, charges and expenses, including legal and other fees (“expenses”) related to, any such action or proceeding (an “eligible proceeding”); and after the final disposition of an eligible proceeding, may be paid the expenses actually and reasonably incurred by the eligible party in respect of that proceeding.

Under Section 161 of the BCBCA, an eligible party must, after the final disposition of an eligible proceeding, be paid by RCI the expenses actually and reasonably incurred by the eligible party in respect of the eligible proceeding if the eligible party is wholly successful on the merits or otherwise, or is substantially successful on the merits, in the outcome of the proceeding.

Under Section 162 of the BCBCA, an eligible party may be paid by RCI, as expenses are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by the eligible party in respect of that proceeding; provided that RCI must not pay such expenses unless RCI first receives from the eligible party a written undertaking that the eligible party will repay the amounts advanced if it is ultimately determined that (i) the eligible individual in relation to the subject matter of the eligible proceeding did not act honestly and in good faith with a view to the best interests of RCI or associated corporation, as the case may be, (ii) in the case of an eligible proceeding other than a civil proceeding, the eligible individual did not have reasonable grounds for believing the eligible individual’s conduct in respect of which the proceeding was brought was lawful, (iii) the eligible proceeding is brought by or on behalf of RCI or an associated corporation or (iv) in certain circumstances, RCI is or was prohibited from doing so by its charter (each of items (i) to (iv), a “statutory prohibition”).

Under Section 163 of the BCBCA, RCI must not make an indemnification or payment under Sections 160 to 162 if there is a statutory prohibition.

Under Section 164 of the BCBCA, the Supreme Court of British Columbia may, on application of RCI or an eligible party, order RCI to indemnify or to pay expenses, despite Sections 160 to 163 of the BCBCA.

The articles of RCI provide that RCI shall indemnify, and pay expenses in advance of the final disposition of a proceeding of, a director or officer or former director or officer of RCI or a person who acts or acted at RCI’s request as a director or officer, or in a similar capacity of another entity, and the heirs and personal or other legal representatives of such a person, in accordance with, and to the fullest extent and in all circumstances permitted by the BCBCA.  The articles further provide that RCI may enter into indemnification agreements, including without limitation, provisions therein whereby a court order approving indemnification will be applied for, if required.  The foregoing rights and powers of RCI are in addition to and not in substitution for any other rights and powers regarding indemnification, payment of expenses and insurance.

Under the BCBCA, the articles of RCI may affect the power or obligation of RCI to give an indemnity or pay expenses to the extent that the articles prohibit giving the indemnity or paying the expenses.  As indicated above, this is subject to the overriding power of the Supreme Court of British Columbia under Section 164 of the BCBCA.

As contemplated by Section 165 of the BCBCA, RCI has purchased insurance against potential claims against the directors or officers of RCI and against loss for which RCI may be required or permitted by law to indemnify such directors and officers.

RCI has entered into indemnification agreements with certain of its officers and directors that indemnify such persons to the maximum amount permitted by applicable law. Pursuant to these agreements, RCI has agreed to provide such persons an advance of defense costs prior to final disposition of a proceeding, subject to an obligation to repay in certain circumstances.

Rogers Cable Communications Inc.

Under the Business Corporations Act (Ontario) (the “OBCA”), Rogers Cable Communications Inc. (“RCCI”) may indemnify a present or former director or officer or an individual who acts or acted at RCCI’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with RCCI or other entity, provided that the director or officer acted honestly and in good faith with a view to the best interests of RCCI and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from RCCI as a matter of right if the individual was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

In accordance with and subject to the OBCA, the By-laws of RCCI indemnify a director or officer, a former director or officer, or a person who acts or acted at RCCI’s request as a director or officer of a corporation in which RCCI is or was a shareholder or creditor and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of RCCI or such corporation if he acted honestly and in good faith with a view to the best interests of RCCI, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

A policy of directors’ and officers’ liability insurance is maintained by RCI, on behalf of RCCI, which insures directors and officers of RCCI for losses as a result of claims based upon their acts or omissions as directors and officers, including liabilities arising under the Securities Act and also reimburses RCCI for payments made pursuant to the indemnity provisions under the OBCA.

Rogers Wireless Partnership

Under the Partnerships Act (Ontario), each partner of Rogers Wireless Partnership (“RWP”) is liable jointly with the other partners for all debts and obligations of RWP incurred while such partner is a partner.

Pursuant to the partnership agreement dated March 2, 2005 forming RWP, the partners of RWP are, as among themselves, liable for, and have agreed to indemnify each other from, the debts, liabilities, obligations and losses of RWP in proportion to the number of partnership units owned by them respectively.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrants pursuant to the foregoing provisions, the Registrants have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

Exhibit Number	Description
4.1
Annual information form of Rogers Communications Inc. (“RCI”) for the year ended December 31, 2008, dated February 27, 2009 (incorporated by reference to Exhibit 99.1 to RCI’s Form 40-F (Commission File No. 001-10805) filed with the Commission on February 27, 2009)

4.2
Audited consolidated financial statements of RCI as at and for the years ended December 31, 2008 and 2007, together with the report of the auditors’ thereon, and management’s discussion and analysis in respect of those statements (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on February 27, 2009)

4.3
Management information circular of RCI, dated March 20, 2009 in connection with RCI’s annual meeting of shareholders held on April 29, 2009 (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on March 30, 2009)

4.4
Unaudited interim consolidated financial statements of RCI as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008 and management’s discussion and analysis in respect of those statements (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on October 27, 2009)

4.5
Material change report of RCI relating to the appointment of Nadir Mohamed as President and Chief Executive Officer of RCI (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on April 2, 2009)

4.6
Material change report of RCI relating to the acceptance by the Toronto Stock Exchange of a notice filed by RCI of RCI’s intention to amend RCI’s current normal course issuer bid for RCI’s Class B Non-Voting shares (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on May 21, 2009)

4.7
Material change report of RCI relating to the pricing of $1,000,000,000 principal amount of RCI’s 5.80% Senior Notes due 2016 (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on May 27, 2009)

4.8
Material change report of RCI relating to the pricing of $500,000,000 principal amount of RCI’s 5.38% Senior Notes due 2019 and the pricing of $500,000,000 principal amount of RCI’s 6.68% Senior Notes due 2039 (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on November 5, 2009)

5.1	Consent of KPMG LLP
5.2	Consent of Davies Ward Phillips & Vineberg LLP
6.1	Powers of attorney (included on the signature pages of this registration statement)
7.1
Indenture, dated August 6, 2008, between RCI and The Bank of New York Mellon (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

7.2
First Supplemental Indenture, dated as of August 6, 2008, among RCI, Rogers Cable Communications Inc., Rogers Wireless Partnership and The Bank of New York Mellon (incorporated by reference to Exhibit 99.2 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

7.3
Second Supplemental Indenture, dated as of August 6, 2008, among RCI, Rogers Cable Communications Inc., Rogers Wireless Partnership and The Bank of New York Mellon (incorporated by reference to Exhibit 99.3 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

7.4	Statement of Eligibility and Qualification of the Trustee on Form T-1

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

Each Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2. Consent to Service of Process

Concurrently with the filing of this registration statement, each of the Registrants is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of any Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act, each Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada on the 20th day of November, 2009.

ROGERS COMMUNICATIONS INC.
(Registrant)

By:	/s/ M. Lorraine Daly
Name: M. Lorraine Daly
Title: Vice President, Treasurer

By:	/s/ William W. Linton
Name: William W. Linton
Title: Executive Vice President, Finance and
Chief Financial Officer

ROGERS CABLE COMMUNICATIONS INC.
(Registrant)

By:	/s/ M. Lorraine Daly
Name: M. Lorraine Daly
Title: Vice President, Treasurer

By:	/s/ William W. Linton
Name: William W. Linton
Title: Executive Vice President, Finance and
Chief Financial Officer

ROGERS WIRELSS PARTNERSHIP
(Registrant)

By:	/s/ M. Lorraine Daly
Name: M. Lorraine Daly
Title: Vice President, Treasurer

By:	/s/ William W. Linton
Name: William W. Linton
Title: Executive Vice President, Finance and
Chief Financial Officer

SIGNATURES WITH RESPECT TO ROGERS COMMUNICATIONS INC.

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Alan D. Horn, Nadir H. Mohamed, William W. Linton, M. Lorraine Daly and David P. Miller his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date Signed

/s/ Nadir H. Mohamed	Director and President and Chief Executive Officer	November 20, 2009
Nadir H. Mohamed	(Principal Executive Officer)

/s/ William W. Linton	Executive Vice President, Finance and Chief Financial Officer	November 20, 2009
William W. Linton	(Principal Financial Officer and Principal Accounting Officer)

/s/ Alan D. Horn	Director and Chairman	November 20, 2009
Alan D. Horn

/s/ Philip B. Lind	Director and Vice Chairman and	November 18, 2009
Philip B. Lind	Executive Vice President, Regulatory

/s/ Edward Rogers	Director and Deputy Chairman and Executive Vice President,	November 20, 2009
Edward Rogers	Emerging Business and Corporate Development

/s/ Ronald D. Besse	Director	November 17, 2009
Ronald D. Besse

/s/ C. William D. Birchall	Director	November 20, 2009
C. William D. Birchall

Signature	Title	Date Signed

/s/ John H. Clappison	Director	November 18, 2009
John H. Clappison

/s/ Peter C. Godsoe, O.C.	Director	November 17, 2009
Peter C. Godsoe, O.C.

/s/ Thomas I. Hull	Director	November 20, 2009
Thomas I. Hull

/s/ Loretta A. Rogers	Director	November 18, 2009
Loretta A. Rogers

/s/ William T. Schleyer	Director	November 20, 2009
William T. Schleyer

/s/ John A. Tory, Q.C.	Director	November 20, 2009
John A. Tory, Q.C.

/s/ J. Christopher C. Wansbrough	Director	November 17, 2009
J. Christopher C. Wansbrough

/s/ Colin D. Watson	Director	November 17, 2009
Colin D. Watson

SIGNATURES WITH RESPECT TO ROGERS CABLE COMMUNICATIONS INC.

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Alan D. Horn, Nadir H. Mohamed, William W. Linton, M. Lorraine Daly and David P. Miller his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date Signed

/s/ Robert W. Bruce	President, Communications	November 16, 2009
Robert W. Bruce	(Principal Executive Officer)

/s/ William W. Linton	Director and Executive Vice President, Finance and Chief Financial Officer	November 20, 2009
William W. Linton	(Principal Financial Officer and Principal Accounting Officer)

/s/ Alan D. Horn	Director and Chairman	November 20, 2009
Alan D. Horn

/s/ Nadir H. Mohamed	Director and Vice Chairman	November 20, 2009
Nadir H. Mohamed

/s/ Edward Rogers	Director	November 20, 2009
Edward Rogers

SIGNATURES WITH RESPECT TO ROGERS WIRELESS PARTNERSHIP

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Alan D. Horn, Nadir H. Mohamed, William W. Linton, M. Lorraine Daly and David P. Miller his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date Signed

/s/ Robert W. Bruce	President, Communications	November 16, 2009
Robert W. Bruce	(Principal Executive Officer)

/s/ William W. Linton	Member of the Management Committee and	November 20, 2009
William W. Linton	Executive Vice President, Finance and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

/s/ Alan D. Horn	Member of the Management Committee and Chairman	November 20, 2009
Alan D. Horn

/s/ Nadir H. Mohamed	Member of the Management Committee and Chairman	November 20, 2009
Nadir H. Mohamed

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of Rogers Communications Inc., Rogers Cable Communications Inc. and Rogers Wireless Partnership in the United States, in the City of Newark, State of Delaware on the 20th day of November, 2009.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBITS INDEX

Exhibit Number	Description
4.1
Annual information form of Rogers Communications Inc. (“RCI”) for the year ended December 31, 2008, dated February 27, 2009 (incorporated by reference to Exhibit 99.1 to RCI’s Form 40-F (Commission File No. 001-10805) filed with the Commission on February 27, 2009)

4.2
Audited consolidated financial statements of RCI as at and for the years ended December 31, 2008 and 2007, together with the report of the auditors’ thereon, and management’s discussion and analysis in respect of those statements (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on February 27, 2009)

4.3
Management information circular of RCI, dated March 20, 2009 in connection with RCI’s annual meeting of shareholders held on April 29, 2009 (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on March 30, 2009)

4.4
Unaudited interim consolidated financial statements of RCI as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008 and management’s discussion and analysis in respect of those statements (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on October 27, 2009)

4.5
Material change report of RCI relating to the appointment of Nadir Mohamed as President and Chief Executive Officer of RCI (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on April 2, 2009)

4.6
Material change report of RCI relating to the acceptance by the Toronto Stock Exchange of a notice filed by RCI of RCI’s intention to amend RCI’s current normal course issuer bid for RCI’s Class B Non-Voting shares (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on May 21, 2009)

4.7
Material change report of RCI relating to the pricing of $1,000,000,000 principal amount of RCI’s 5.80% Senior Notes due 2016 (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on May 27, 2009)

4.8
Material change report of RCI relating to the pricing of $500,000,000 principal amount of RCI’s 5.38% Senior Notes due 2019 and the pricing of $500,000,000 principal amount of RCI’s 6.68% Senior Notes due 2039 (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on November 5, 2009)

5.1	Consent of KPMG LLP
5.2	Consent of Davies Ward Phillips & Vineberg LLP
6.1	Powers of attorney (included on the signature pages of this registration statement)
7.1
Indenture, dated August 6, 2008, between RCI and The Bank of New York Mellon (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

7.2
First Supplemental Indenture, dated as of August 6, 2008, among RCI, Rogers Cable Communications Inc., Rogers Wireless Partnership and The Bank of New York Mellon (incorporated by reference to Exhibit 99.2 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

7.3
Second Supplemental Indenture, dated as of August 6, 2008, among RCI, Rogers Cable Communications Inc., Rogers Wireless Partnership and The Bank of New York Mellon (incorporated by reference to Exhibit 99.3 to RCI’s Form 6-K (Commission File No. 001-10805) furnished to the Commission on August 6, 2008)

7.4	Statement of Eligibility and Qualification of the Trustee on Form T-1